3/11/03 cm

SECURITIE... 03012150 ...IMISSION
Washington, D.C.

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SEC FILE NUMBER
~~8-42809~~ 44763

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT

NAME OF BROKER-DEALER:

DSIL INVESTMENT SERVICES LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

536 BROADWAY 7TH FLOOR
(No. and Street)

NEW YORK (City) **NEW YORK** (State) **10012-3915** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS

CAROLE M. LAIBLE, CHIEF FINANCIAL OFFICER (212) 217-1100
(Area Code - Telephone No.)

B. ACCOUNTANT

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS (Address) **NEW YORK** (City) **NEW YORK** (State) **10036-2736** (Zip Code)

CHECK

- ☒ Certified Public
- ☐ Public
- ☐ Accountant not resident in United States or any of its

FOR OFFICIAL USE

Claims for exemption from the requirement that the annual report be covered by the opinion of an public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(3)

KK

OATH OR AFFIRMATION

I, **CAROLE M. LAIBLE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DSIL INVESTMENT SERVICES LLC**, as of **DECEMBER 31, 2002**, are true and correct. I further swear (or affirm) that neither the company not any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

SANDRA D. O'CONNOR
Notary Public, State of New York
No. 31-4759289
Qualified in New York County
Commission Expires January 31, 2003

Sandra D. O'Connor

Notary Public

This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DSIL Investment Services LLC
Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Managers and Member of
DSIL Investment Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DSIL Investment Services LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 24, 2003,
except for paragraph 2 of Note 2 as to which
the date is February 20, 2003

DSIL Investment Services LLC
Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	66,664
Due from Parent		1,655
Total assets	$	68,319
Liabilities and Member's Equity		
Payable to NASD	$	1,655
Member's equity (Note 2)		66,664
Total liabilities and member's equity	$	68,319

See notes to financial statements.

1. Nature of Business and Significant Accounting Policies

Nature of Business

DSIL Investment Services LLC ("the Company") is a wholly owned subsidiary of Domini Social Investments LLC ("the Parent"), a registered investment adviser under the Investment Advisers Act of 1940. The Company is a broker dealer who acts as the principal underwriter and distributor for mutual funds advised by the Parent. Its operations consist of receiving distribution fees from mutual funds and paying related distribution expenses.

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K (1) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

Significant Accounting Policies

A summary of significant accounting policies follows:

Cash equivalents
Cash equivalents include money market instruments and other highly liquid investments which are readily convertible into cash. Cash is in the Domini Money Market Account. Cash equivalents are stated at cost which approximates market value.

Income recognition
Distribution fees arising from the sale and servicing of mutual fund shares are recorded as earned.

Income taxes
The Company is a single member limited liability company whose parent is a multi-member limited liability company classified as a Partnership for federal income tax purpose. The Company's income is included in the Parent's Partnership return and therefore no provision for income taxes is required.

Accounting estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net

capital ratio would exceed 10 to 1. At December 31, 2002, the Company had a net capital deficit of $(1,655) which was $26,655 less than its required net capital of $25,000. The Company had aggregate indebtedness at December 31, 2002 of $1,655. The Company's ratio of aggregate indebtedness to net capital was (1,655) to 1 at December 31, 2002.

On February 11, 2003, the National Association of Securities Dealers made the determination that the Company's cash in the Domini Money Market Account was not an "allowable asset" for purposes of computing net capital pursuant to Rule 15c3-1. On February 14, 2003 the Company established an account at US Trust Company in the amount of $66,746 which account is "allowable" under Rule 15c3-1. At that date the Company was in compliance with the net capital requirements under Rule 15c3-1.

3. Agreement with Affiliated Company

Pursuant to a written agreement the Parent, in exchange for all of the distribution fees received by the Company, has agreed to provide the Company all necessary administrative and distribution services including but not limited to professional fees, office space, equipment, commission payments and advertising expenses.